

December 6, 2010

Anthony J. Cataldo
Chief Executive Officer
Oxis International, Inc.
468 N. Camden Dr., 2nd Floor
Beverly Hills, CA 90210

> **Re: Oxis International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-08092**

Dear Mr. Cataldo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

1. We note your statement on page 3 that the company entered into an agreement with a "leading service provider in the direct marketing response business for the purpose of developing a follow-up offering with a target mailing date of summer 2010." Please provide draft disclosure to be included in your next Form 10-K which discloses the name of the service provider and the material terms of the referenced agreement, including a summary of the duration and termination provisions. To the extent this agreement has not been filed as an exhibit, please file a copy and confirm that you will incorporate the agreement by reference into your next Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 28

2. Please provide draft disclosure to be included in your next Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item

401(e)(1) of Regulation S-K. Your draft disclosure should include information about Mr. Thomas W. Hoog who was elected to the board on June 14, 2010 in addition to the directors discussed in the Form 10-K. Please note that the present disclosure of each individual's business experience alone is not sufficient to comply with this requirement.

Signatures, page 42

3. It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If Michael Handelman, your chief financial officer and treasurer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities and that you will include such title in the signature section of your next Form 10-K. Alternatively, if Michael Handelman was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign the filing. See Instruction D.2(a) of Form 10-K for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563, Sebastian Gomez Abero at (202) 551-3578 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director